SAGALIAM ACQUISITION CORP.

1800 Avenue of the Stars, Suite 1475

Los Angeles, CA 90067

Telephone: (213) 616-0011

December 17, 2021

VIA EDGAR

Mr. Todd Schiffman

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sagaliam Acquisition Corp. Registration Statement on Form S-1 Filed May 25, 2021, as amended File No. 333-256473

Dear Mr. Schiffman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sagaliam Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5 p.m. EST on December 20, 2021, or as soon as thereafter practicable.

[signature page follows]

Very truly yours,

/s/ Barry Kostiner
Barry Kostiner
Chief Executive Officer

cc:	Mayer Brown LLP
Loeb & Loeb LLP